Filed pursuant to Rule 424(b)(5)

Registration No. 333-190641

PROSPECTUS SUPPLEMENT

(To prospectus supplement dated September 13, 2013 and prospectus dated August 15, 2013)

COMPAÑÍA CERVECERIAS UNIDAS S.A.

Rights Offering for Shares of Common Stock in the Form of American Depositary Shares or Shares

We offered to our common stockholders transferable rights to subscribe for up to 28,416,203 new shares of common stock in Chile and outside Chile, including shares of common stock represented by American Depositary Shares, or ADSs. These new shares of common stock were offered by way of a preemptive rights offering (the “rights offering”), in which we distributed (i) to holders of our ADSs, transferable rights to subscribe for new ADSs at the ADS subscription price of CLP13,000 per new ADS (plus applicable fees and expenses), which we refer to as ADS rights, and (ii) to holders of our common stock, transferable rights to subscribe for new shares of our common stock at the share subscription price of CLP 6,500 per new share, which we refer to as share rights. The ADS rights and share rights are referred to collectively as the rights. The dealer managers named below agreed to provide marketing and solicitation services in connection with the rights offering.

An aggregate of 27,373,682 new shares of common stock (including 5,364,730 new shares in the form of ADSs), representing approximately 96.33% of the 28,416,203 new shares of common stock offered for subscription in the rights offering, were subscribed for by holders of rights.

The new shares of common stock subscribed for in the rights offering were issued and delivered upon subscription and payment during the rights offering relating to the shares, which expired on October 12, 2013. The new ADSs subscribed for in the rights offering have been issued and will be delivered on or about October 16, 2013.

In connection with the capital increase described in the prospectus supplement dated September 13, 2013, we expect to conduct an offering of the remaining 1,042,521 new shares of common stock that were not purchased in the rights offering. We expect to make such offering through one or more auctions/remates (each, an “auction/remate”) in accordance with Chilean law and the rules of the Santiago Stock Exchange (the “subsequent offer” or the “subsequent offering”).

An auction/remate is a process of buying and selling shares in which orders are taken by offer brokers prior to the auction and shares are awarded to the offer broker presenting the highest bid.

The subsequent offering will consist solely of an offering of shares of common stock to the public in Chile. A more detailed description of the processes involved for an auction/remate is included below under “The Subsequent Offering.” We expect to commence one or more auctions/remates on or about November 6, 2013. The terms and conditions of the subsequent offering will be communicated to investors prior to the commencement of the same.

Our ADSs are traded on the New York Stock Exchange under the symbol “CCU” and our shares of common stock are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, also under the symbol “CCU”.

Investing in our shares and ADSs involves risks. See “Risk Factors” beginning on page S-14 of the prospectus supplement dated September 13, 2013.

The following amounts relate to the shares and ADSs issued in the rights offering only and do not relate to the shares to be sold in the subsequent offering:

	Subscription Price	Proceeds to Company (1)

Per new share of common stock	CLP 6,500	CLP 6,500

Per new ADS (2)	US$26.176977(3)	US$26.126977

Total offering (2)(4)	US$357,729,900	US$357,595,781

(1)	Before deducting transaction expenses and commissions payable by the company.
(2)	Based on an exchange rate of CLP 497.57 per US$1.00.
(3)	Represents the final ADS subscription price plus the ADS issuance fees of the depositary of US$0.05 per new ADS.
(4)	Includes shares subscribed in Chile and ADSs subscribed in the U.S.

Our company and our shares of common stock have been registered with the SVS. The SVS has not approved or disapproved the securities offered hereby (including in the form of ADSs) or determined if this prospectus supplement, the prospectus supplement dated September 13, 2013 or the accompanying prospectus or the Spanish language prospectus used in Chile is truthful or complete.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Global Coordinator and Joint Bookrunner

J.P. Morgan

Joint Bookrunners

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.

The date of this prospectus supplement is October 15, 2013.

THE RIGHTS OFFERING

Final ADS Subscription Price

The final ADS subscription price was approximately US$26.176977 per new ADS, which includes the issuance fee of US$0.05 per new ADS. The final ADS subscription price per new ADS was the U.S. dollar equivalent of the final share subscription price per new share of CLP 6,500, based on the exchange rate of CLP 497.57 per U.S. dollar at which the U.S. dollar amounts were converted to Chilean peso amounts.

Holders of ADS rights exercising such rights and subscribing for new ADSs were required to deposit US$26.520000, or the ADS deposit amount, per new ADS subscribed. Due to CLP/US$ exchange rate variations, the ADS deposit amount exceeded the final ADS subscription price by approximately US$0.343023 per new ADS. Such excess of the ADS deposit amount over the final ADS subscription price for the new ADSs subscribed is being refunded to the exercising holders of ADS rights as provided in the prospectus supplement dated September 13, 2013. See “The rights offering—Offering to ADS Holders—ADS deposit amount” in the prospectus supplement dated September 13, 2013.

Transactions by the Dealer Managers

During the subscription period for the ADS rights from September 13, 2013 to October 4, 2013 and the subscription period for the share rights from September 13, 2013 to October 12, 2013, the dealer managers:

•	did not carry out any stabilizing transactions in connection with the rights offering;

•	purchased 15,469 ADS rights at prices ranging from US$0.3052 to US$0.9800 per ADS right;

•	sold 18,439 ADS rights at the price of US$0.2601 per ADS right;

•	purchased 434,193 ADSs at prices ranging from US$25.72 to US$26.95 per ADS;

•	sold 284,584 ADSs at prices ranging from US$25.72 to US$26.63 per ADS;

•	purchased 9,078 share rights at the price of CLP 355.00 per share right;

•	sold 9,078 share rights at the price of CLP 290.00 per share right;

•	purchased 509,248 shares at prices ranging from CLP 6,500 to CLP 7,240 per share;

•	sold 461,150 shares at prices ranging from CLP 6,655 to CLP 7,249 per share;

•	did not exercise any share rights or subscribe for any shares of common stock; and

•	did not exercise any ADS rights or subscribe for any ADSs.

The foregoing relates to the dealer managers’ transactions other than transactions on behalf of their clients.

Updated Information. Subsequent to the closing of the primary share offering, we were informed that certain holders who purchased our ADSs in the primary share offering and held them with DTC, and who were not entitled to receive any rights, received notations in their DTC subaccounts that they were entitled to receive rights in connection with such ADSs purchases. At the completion of the rights offering in the United States, certain of the holders who received the notations made claims through DTC for ADSs or cash compensation from the sale of unsubscribed rights by the ADS rights agent. These claims were indistinguishable from validly exercised rights or cash compensation requests. This resulted in excess claims for cash compensation of approximately US$234,000. At no time during the rights offering did we issue any additional or excess rights. The foregoing did not affect subscriptions by valid holders of rights for our new ADSs and/or common stock in the rights offering.

THE SUBSEQUENT OFFERING

We expect to make an offering through one or more auctions/remates, which may not occur simultaneously and may be subject to conditions that we establish.

The relevant terms and conditions of the subsequent offering will be communicated to investors prior to the commencement of the same.

Auction/Remate

Process. We expect the shares to be sold through one or more auctions/remates on the Santiago Stock Exchange, in compliance with Chilean law and the rules of the Santiago Stock Exchange. In an auction/remate, an offer broker builds a book of investors and determines a single price (which, in this case, must be at least the minimum price of CLP 6,500 per new share, if the award is made on or before November 11, 2013) at which all of the offered shares will be purchased (the “combined bid”). The offer broker will submit its combined bid in an open auction in which all the shares included in the auction/remate are offered, either live through an auctioneer or electronically, and awarded to the broker presenting the highest bid, which could be a broker other than the offer broker. If the offer broker’s bid is accepted, the offer broker will then distribute shares to investors in accordance with the order book. The issuer may also choose to divide the total number of shares into tranches, which may be offered through several auctions/remates.

Use of Chilean Broker. To purchase shares in the auction/remate investors will need to participate in the auction/remate through an authorized Chilean broker that is a member of the Santiago Stock Exchange. Brokers that are not authorized Chilean brokers will need to submit their bids, either for their own account or on behalf of their customers, through an authorized Chilean broker. Potential investors and brokers that wish to submit bids in the auction/remate and do not have an account with an authorized Chilean broker must either establish such an account prior to bidding in the auction/remate or cause a broker that has such an account to submit a bid through that account. J.P. Morgan Corredores de Bolsa SpA, Banchile Corredores de Bolsa S.A. and/or Larrain Vial S.A. Corredora de Bolsa may serve as the offer brokers in connection with the auction/remate of our shares of common stock.

Eligibility to Use Chilean Broker. In order to be eligible to purchase shares through a Chilean broker, each prospective investor that is not a Chilean resident must (i) establish a foreign investment capital funds account with a Chilean broker, (ii) obtain a Chilean taxpayer number (RUT) and (iii) provide a Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of shares to be purchased and maximum purchase price.

Settlement. Pursuant to Chilean law, the rules of the Santiago Stock Exchange and the terms and conditions of the auction/remate that we and the offer brokers register with the Santiago Stock Exchange, the offer brokers, on our behalf, will deliver the shares to prospective purchasers against payment therefor, which typically occurs on the second business day following the formal award of these shares (the “remate share settlement date”). The shares are expected to be ready for delivery through the book-entry system of DCV Registros S.A. on the remate share settlement date. Payment for the shares will be required to be made in Chilean pesos.

The shares awarded in the auction/remate will be eligible for deposit in our ADS facility, subject to the terms of the deposit agreement then in effect among us, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder, pursuant to which the ADSs may be issued.